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                       SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                                   FORM U-3A-2

                 Statement by Holding Company Claiming Exemption
                  Under Rule U-3A-2 from the Provisions of the
                   Public Utility Holding Company Act of 1935

                      To Be Filed Annually Prior to March 1

                                TRANS-ELECT, INC.


         Trans-Elect, Inc. ("Trans-Elect") hereby files with the Securities and Exchange Commission (the "Commission"), pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

Item 1. Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator ("EWG") or foreign utility company in which claimant directly or indirectly holds an interest.

         Trans-Elect is incorporated under the laws of the State of Michigan, with its principal corporate office at 815 Connecticut Ave., N.W., 12th Floor, Washington, DC 20006. It is a holding company and neither owns nor operates any physical properties. The principal business of Trans-Elect is to acquire and operate electric transmission assets. Its first such acquisition will be the acquisition by its subsidiary, Michigan Transmission Holdings, Limited Partnership, of Michigan Electric Transmission Company, LLC.

           Subsidiaries of Trans-Elect consist of the following:

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          (a)  Trans-Elect Michigan, LLC ("T-E Michigan"), a holding company organized under the laws of the State of Michigan, is a wholly-owned subsidiary of Trans-Elect. Its principal corporate office is located at 815 Connecticut Ave., N.W., 12th Floor, Washington, DC 20006. The principal business of T-E Michigan is as the sole General Partner of Michigan Transco Holdings, Limited Partnership. Such general partnership interest entitles T-E Michigan generally to receive 15% of distributions following payment of preference distributions to the limited partner.

          (b) Michigan Transco Holdings, Limited Partnership ("Michigan Holdings") is a partnership organized under the laws of the State of Michigan, with its principal corporate office located at 815 Connecticut Ave., N.W., 12th Floor, Washington, DC 20006. T-E Michigan is the sole General Partner of Michigan Holdings and SFG-V Inc., a wholly-owned indirect subsidiary of General Electric Capital Corporation, is the sole Limited Partner. Michigan Holdings is a holding company the principal business of which is to hold the 100% single-member interest in Michigan Electric Transmission Company, LLC.

          (c) Michigan Electric Transmission Company, LLC ("METC") is a wholly-owned subsidiary of Michigan Holdings, organized under the laws of the State of Michigan. Its principal offices are located at 540 Avis Drive, Suite H, Ann Arbor Michigan 48108. METC, which has no generation or distribution assets and is not affiliated with a generating or distribution utility, is an electric transmission company providing transmission service on an open access basis wholly within the State of Michigan. The regulated electric transmission assets

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               of Consumers Energy Company were transferred to METC on April 1,
               2001, and METC is being sold to Michigan Holdings by Consumers Energy Company on the effective date of this filing.

Item 2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

               a)   Trans-Elect owns no such properties.

               b)   T-E Michigan owns no such properties.

               c)   Michigan Holdings owns no such properties.

               d) Virtually all of METC's properties are located within the State of Michigan. METC provides services for bulk transmission of power to sub-transmission systems and distribution systems, which in turn deliver electricity to retail customers. METC's physical transmission assets, which are located almost exclusively in Michigan's Lower Peninsula, include the following:

                       o 1900 miles of 345 kV transmission lines, including towers, poles and conductors

                       o 3450 miles of 138 kV transmission lines, including towers, poles and conductors.

                    Transmission facilities owned by METC outside of the State of Michigan are limited to telemetry equipment in the Barton Lake

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                    Substation belonging to Northern Indiana Public Service Co., which equipment is used solely for monitoring, and is not for control or other purposes. METC's total investment in this out-of-state property is approximately $25,000.

                    In addition, METC has the following interconnections with other transmission systems located at or near the Michigan State line:

                       o A 345 kV interconnection with Toledo Edison at 319a Riga Township, Lenawee County

                       o A 345 kV interconnection with Toledo Edison at 315b Erie Township, Monroe County

                       o A 345 kV interconnection with Toledo Edison at 315c Erie Township, Monroe County

                       o A 138 kV interconnection with Northern Indiana Public Service Co. at 83c Kinderhook Township, Branch County.

                    METC has numerous other interconnections within the State of Michigan with American Electric Power, Edison Sault and Detroit Edison, which other utilities then transmit power across the Michigan State line.

                    METC owns no electric generation or distribution facilities, and no natural or manufactured gas production, transmission or distribution facilities.

Item 3. The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:

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                    a) Number of kwh. of electric energy sold (at retail or
                    wholesale), and Mcf. of natural or manufactured gas distributed at retail.


                                    Not applicable.

                    b) Number of kwh. of electric energy and Mcf. of natural or manufactured gas distributed at retail outside the State in which each such company is organized.


                                    Not applicable.

                    c) Number of kwh. of electric energy and Mcf. of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line.


                                    Not applicable.

                    d) Number of kwh. of electric energy and Mcf. of natural or manufactured gas purchased outside the State in which each such company is organized, or at the State line.


                                    Not applicable.

Item 4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

                    a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

                                    Not applicable.

               b) Name of each system company that holds an interest in such EWG or foreign utility company and description of the interest held.

                                    Not applicable.


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               c)   Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company other than the EWG or foreign utility company.

                                    Not applicable.

               d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

                                    Not applicable.

               e)   Identify any service, sales or construction contract(s)
                      between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

                                    Not applicable.


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                                    EXHIBIT A

         Attached is the consolidated statement of earnings for the claimant for the nine months ended December 31, 2001 and the period April 1, 1999 (date of inception) to December 31, 2001. Also attached is the consolidated balance sheet of the claimant as of December 31, 2001.

         The statement of income for the period from commencement of operations (April 1, 2001) to December 31, 2001 is included for the claimant's electric transmission subsidiary, Michigan Electric Transmission Company, along with the balance sheet as of December 31, 2001 for Michigan Electric Transmission Company.

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         The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 29th day of April, 2002.

                                             Trans-Elect, Inc.
                                             By:  /s/ Martin R. Walicki
                                             ------------------------------
                                             Name:    Martin R. Walicki
                                             Title:   Senior Vice President

Attest:  /s/ H.B.W. Schroeder
-----------------------------
Name:  H.B.W. Schroeder
Title: President


Name, title, and address of officer to whom notices and correspondence concerning this statement should be addressed:

         Martin R. Walicki
         Senior Vice President

-------------------------------------------------
Name:
Title:

         Trans-Elect, Inc.

         815 Connecticut Ave., N.W., 12th Floor
         Washington, DC  20006

-------------------------------------------------


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                                TRANS-ELECT, INC.
                          (A DEVELOPMENT STAGE COMPANY)

                           CONSOLIDATED BALANCE SHEET
                                DECEMBER 31, 2001
                                   -----------


                        ASSETS

Current assets:
     Cash
     Advances to officers                               $2,003,987
     Prepaid expenses                                        5,471
     Interest receivable                                     1,412

       Total current assets                                  2,851
                                                        ----------
Furniture and equipment:                                 2,013,721
     At cost, less accumulated
       depreciation of $6,350                               31,276

Other assets:
Investment in foreign affiliate                            329,425

Deferred tax asset                                       3,233,000
                                                        ----------

       Total assets                                     $5,607,422
                                                        ----------

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                      LIABILITIES AND SHAREHOLDERS' EQUITY


Current liabilities:
     Accounts payable                                     $  220,841
     Payroll tax payable                                       3,188
     Payroll payable                                           9,416
     Notes payable                                           377,100
                                                           ---------

         Total current liabilities                           610,545
                                                           ---------

Shareholders' equity:
     Common stock                                                 90
     Convertible preferred
       stock - Series A                                      757,040
     Convertible preferred
       stock - Series C                                    1,600,000
     Additional paid-in capital                            7,028,160
     Additional paid-in capital -
       stock warrants                                      2,000,000
     Deficit accumulated during
       development stage                                  (6,388,413)
                                                           ---------

         Total shareholders' equity                        4,996,877
                                                           ---------

         Total liabilities and

         shareholders' equity                             $5,607,422
                                                           =========

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                                TRANS-ELECT, INC.
                          (A DEVELOPMENT STAGE COMPANY)

                       CONSOLIDATED STATEMENTS OF EARNINGS
           FOR THE NINE MONTHS ENDED DECEMBER 31, 2001 AND THE PERIOD
             APRIL 1, 1999 (DATE OF INCEPTION) TO DECEMBER 31, 2001


                                                Nine Months       April 1, 1999
                                                   Ended           (Inception)
                                                 December          to December
                                                 31, 2001           31, 2001
                                                 ---------           --------
Revenues
   Interest income                             $  115,974          $  209,898
   Sale of equipment                                   --               1,200
                                                ---------           ---------
       Total revenues                             115,974             211,098
                                                ---------           ---------
Expenses:
   Officers' salaries                           1,020,044           2,932,877
   Other salaries                                  46,876              46,876
   Payroll taxes                                   21,208             107,067
   Rent                                            76,500             212,732
   Secretarial services                            13,297              77,078
   Legal and accounting                         1,240,220           2,710,750
   Other professional services                    496,623           2,699,481
   Travel and business expenses                   241,116             598,949
   Office expenses                                 19,851              41,755
   Health and life insurance                       31,416              48,620
   Computer expenses                               15,961              22,357
   Education and training                          16,336              26,189
   Delivery service                                 3,642              13,648
   Moving and relocation                            7,124               7,124
   Telecommunication                               17,897              69,721
   Maintenance                                     12,313              12,313
   Depreciation                                     5,244               6,350
   Stock and filing fees                          125,795             133,300
   Dues and subscriptions                              --               5,686
   Advertising and promotion                           --               4,445
   Bank charges                                     1,819               1,819
   Loss from investment in                         47,675              47,675
     foreign affiliate
   Miscellaneous                                    5,699               5,699
                                                ---------           ---------

     Total expenses                             3,466,656           9,832,511
                                                ---------           ---------

     Loss before income
       tax benefit                             (3,350,682)         (9,621,413)

Income tax benefit                              1,113,000           3,233,000
                                                ---------           ---------
     Net loss                                 $(2,217,682)       $(6,388,413)
                                             ============        ============

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                     MICHIGAN ELECTRIC TRANSMISSION COMPANY
                                  BALANCE SHEET
                             As of December 31, 2001


                           Assets

Property, Plant & Equipment                                 $449,265,991

Accumulated Depreciation                                   (219,814,691)
Construction Work-In-Progress                                 28,971,813
                                                           -------------
Net Property, Plant & Equipment                              258,423,113

Current Assets
  Receivables and Unbilled Receivables                        18,378,320
  Contributions Due from Consumers (Note 7)                   26,810,317
  Receivable from Consumers                                      451,941
  Materials and Supplies                                       5,946,708
  Prepaid Easement Rent                                        2,510,225
  Accrued Property Taxes                                       8,511,586
                                                           -------------
Total Current Assets                                          62,609,097

                                                           -------------
Total Assets                                                $321,032,210
                                                           =============

       Stockholder's Investment and Liabilities

Common Stock Issued                                               $1,000
Capital in Excess of Par                                     198,602,194
Retained Earnings                                             14,523,930
                                                           -------------
Total Common Stockholder's Equity                            213,127,123

Current Liabilities
  Accounts Payable                                            16,634,179
  Accrued Taxes                                                  280,354
  Property Tax Payable                                        11,248,086
  Deferred IncomeTaxes                                           789,999
                                                           -------------
Total Current Liabilities                                     28,952,618

Noncurrent Liabilities
  Deferred Income Taxes                                       38,233,120
  Deferred Credits                                            30,372,689
  OATT Reserve                                                10,346,660
                                                           -------------
Total Noncurrent Liabilities                                  78,952,469
                                                           -------------
  Commitments and Contingencies (Notes 3, 5, and 7)

Total Stockholder's Investment and Liabilities              $321,032,210
                                                           =============

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                     MICHIGAN ELECTRIC TRANSMISSION COMPANY
                               STATEMENT OF INCOME

                 For the period from commencement of operations
                      (April 1, 2001) to December 31, 2001


Operating Revenue                                     $ 81,873,662

OATT Reserve                                           (10,346,660)
                                                      ------------
  Net Revenue                                           71,527,002

Operation Expenses                                      27,959,341

Maintenance Expenses                                     9,448,078

Depreciation and Amortization                            8,018,032

General Taxes                                            4,376,470

                                                      ------------
  Total Operating & Maintenance Expense                 49,801,921
                                                      ------------
Pretax Operating Income                                 21,725,081

Interest Income                                            619,428
                                                      ------------
  Net Income Before Taxes                               22,344,509
                                                      ------------
Income Taxes                                             7,820,579
                                                      ------------
Net Income                                            $ 14,523,930
                                                      ============